UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2005.

Canadian Superior Energy Inc.

(Translation of registrant’s name into English)

Suite 3300, 400 Third Avenue, SW

Calgary, Alberta, Canada T2P 4H2

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☐ Form 40-F ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐  No ☒

If ..Yes. is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-                              .

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 23, 2006

CANADIAN SUPERIOR ENERGY INC.

/s/ ROSS A. JONES
Ross A. Jones
Chief Financial Officer

EXHIBIT INDEX

Exhibit	Description of Exhibit

99.1	Interim Financial Statements
99.2	Management’s Discussion and Analysis
99.3	Press Release